ACKNOWLEDGEMENT OF ADJUSTMENT OF CONVERSION PRICE

The undersigned, Anthony Fernandez, Chief Financial Officer of Juma Technology Corp., a Delaware corporation (the "**Company**"), hereby certifies in the name and on behalf of the Company:

1. the Company is the issuer of Series B Convertible Preferred Stock (the "**Preferred Stock**") pursuant to the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of Juma Technology Corp. (the "**Certificate of Designation**") filed with the State of Delaware on June 20, 2008;

2. the Company and certain purchasers have entered into a Note and Warrant Purchase Agreement dated as of February 9, 2009, wherein the purchasers purchased from the Company, 10% convertible bridge notes (the "**Notes**") with a conversion price of $0.25;

3. the Preferred Stock has certain price protections (the "**Price Protection**") whereby the Conversion Price (as such term is defined in the Certificate of Designation) is adjusted upon the issuance by the Company of Common Stock Equivalents (as such term is defined in the Certificate of Designation); and

4. as a result of the issuance of the Notes, the Company acknowledges that the Notes trigger the Price Protections of the Preferred Stock, having the effect of adjusting the Conversion Price of the Preferred Stock to $0.25.

IN WITNESS WHEREOF, the undersigned hereunto sets his hand this ___ day of February, 2009.

Juma Technology Corp.

By: ______________________

Name: Anthony Fernandez

Title: Chief Financial Officer